Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-172021
Dated: May 20, 2011

Reproduced below is an advertisement for Macatawa Bank Corporation's registered offering of common stock. The advertisement will be published in the Grand Haven Tribune on May 21, 23, 24 and 25, 2011, in the Grand Rapids Press and the Holland Sentinel on May 22, 2011, and Advance Newspapers for the weekly edition of May 23, 2011.

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Subscription Rights Offering and Public Offering
17,826,086 Shares
Common Stock
$2.30 per share

Macatawa Bank Corporation is offering shares of its common stock for purchase. Shares are being first offered to existing shareholders in a subscription rights offering. Shares not purchased by existing shareholders in the rights offering will be offered in a public offering.

Number of shares offered: 17,826,086	Price per share: $2.30

Shareholder rights offering: We have distributed to our shareholders one right to purchase one share of our common stock for each share of common stock owned on May 2, 2011. If you were a shareholder on May 2, 2011 and you have any questions about how to exercise your rights, or if you have not received any information in the mail or been contacted by your broker about your rights, please contact our information agent, Eagle Rock Proxy Advisors, LLC, at 1-855-612-6974. To purchase shares in the rights offering, you must exercise your rights before the rights offering expires at 5:00 p.m., Eastern Time, on June 7, 2011.

Public offering: We are offering to the public any shares offered and not sold to our shareholders in the rights offering. If you are interested in participating in the public offering, you may submit a non-binding, expression of interest to Macatawa Bank Corporation before the rights offering expires at 5:00 p.m., Eastern Time, on June 7, 2011. After the rights offering expires, we will send persons who have submitted an expression of interest a prospectus supplement that states the results of the rights offering, a subscription agreement and payment instructions. The public offering expires at 5:00 p.m., Eastern Time, on June 20, 2011, unless extended. There is no guarantee that any shares will be available in the public offering. Macatawa Bank Corporation reserves the right to allocate shares sold to investors in the public offering in its sole discretion and for any reason. If you have any questions about the public offering, or if you want to submit an expression of interest to participate in the public offering, please contact our Chief Financial Officer, Jon W. Swets, at (616) 494-7645.

Macatawa Bank Corporation's Board of Directors makes no recommendation regarding participation in the offering.

If you wish to exercise your rights or purchase shares in the public offering through a brokerage, retirement or other account, you must contact your broker or account administrator to instruct them to purchase shares for your account.

Macatawa Bank Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the company has filed with the SEC for more complete information about the company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The prospectus is also available by accessing the company's website at Macatawabank.com and clicking "Investor Relations," "Documents/SEC" and "Prospectus." Alternatively, the company will send you the prospectus if you request it by calling toll-free 1-877-820-BANK or request it by e-mail at connect@macatawabank.com.